FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
 (Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated September 16, 2015 of Diana Containerships Inc. (the "Company") announcing that (i) the Company signed a six-year term loan facility with The Royal Bank of Scotland plc for up to US$148 million and completed a drawdown of US$122.5 million and (ii) the Company, through a separate wholly-owned subsidiary,  agreed to extend the present time charter contract with Maersk Line A/S for one of its Panamax container vessels, the m/v Centaurus.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission with an effective date of August 13, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: September 16, 2015	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: +30-216-600-2400
Email: izafirakis@dcontainerships.com
Website: www.dcontainerships.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: +1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC.  ANNOUNCES SIGNING OF A
US$148 MILLION TERM LOAN FACILITY WITH THE ROYAL BANK OF SCOTLAND PLC AND SUBSEQUENT DRAWDOWN OF US$122.5 MILLION

DIRECT CONTINUATION OF TIME CHARTER AGREEMENT
FOR M/V CENTAURUS

ATHENS, GREECE, September 16, 2015 – Diana Containerships Inc. (NASDAQ: DCIX), (the "Company"), a global shipping company specializing in the ownership of containerships, today announced that on September 10, 2015, it signed a six year term loan facility with The Royal Bank of Scotland plc for up to US$148 million, which will bear interest at the rate of 2.75% over LIBOR. Yesterday, it completed a drawdown of US$122.5 million, secured by the vessels m/v Sagitta, m/v Centaurus, m/v Pucon, m/v YM March, m/v Great, m/v YM Los Angeles, m/v YM New Jersey and m/v Rotterdam. The drawdown amount was used to voluntarily prepay in full the balance of US$92.7 million of the existing revolving credit facility with The Royal Bank of Scotland plc and to partially finance the acquisition cost of the m/v Rotterdam.

Separately, the Company also announced that yesterday, through a separate wholly-owned subsidiary, it  agreed to extend the present time charter contract with Maersk Line A/S for one of its Panamax container vessels, the m/v Centaurus, for a period of  minimum eleven (11) months to maximum eighteen (18) months. The new gross charter rate will be US$10,875 per day, minus a 5% commission paid to third parties. The new charter period will commence on October 2, 2015.

The "Centaurus" is a 3,426 TEU container vessel built in 2010.

This employment is anticipated to generate approximately US$3.59 million of gross revenue for the minimum scheduled period of the charter extension.

Diana Containerships Inc.'s fleet currently consists of 14 container vessels (5 Post-Panamax and 9 Panamax). The Company also expects to take delivery of one Post-Panamax container vessel by the end of November 2015. A table describing the current Diana Containerships Inc. fleet can be found on the Company's website, www.dcontainerships.com. Information included on the Company's website does not constitute a part of this press release.

About the Company
Diana Containerships Inc. is a global provider of shipping transportation services through its ownership of containerships. The Company's vessels are employed primarily on time charters with leading liner companies carrying containerized cargo along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.